FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP.

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

June 9, 5005

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is June 9, 2005.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange, Canada Stockwatch, Market News Publishing and CCN Matthews.

Item 4.	Summary of Material Change

The Issuer announces the acquisition of the Peruvian Iron Sands Project located in southern Peru.  The Issuer also updates the status of drill permits for the Baja California Norte Project, Mexico and, grants stock options to officers, employees and consultants.

Item 5.	Full Description of Material Change

The Issuer announces the acquisition of a 25,000-hectare (250 km²) iron (magnetite) sand property near the city of Nazca in the desert coastal region of southern Peru.  The property is located approximately 45 km northeast of the port of San Juan, close to the large Marcona iron mine (approximate resource of 1.4Bt @ 54% iron), the Mina Justa copper deposit (inferred resource of 218Mt @ 0.8% copper), and to the Issuer’s Pampa de Pongo iron deposit.

In 1974 the Peruvian Ministry of Energy and Mines originally highlighted the iron sand potential of the area as part of a nationwide iron inventory study.  Geologically, the large property is comprised of magnetite (iron)-bearing sands consisting of active dune fields and a large Quaternary basin containing a thick sequence of friable sands with visible magnetite throughout many of the exposures.  The main active dune field covers an area of approximately 150 km² (15,000 hectares), while the Quaternary basin, which flanks the main dune field, is approximately 100 km² in size.

Preliminary sampling by the Issuer indicates that the magnetic fraction for active dune material ranges between 0.7% and 21.24 weight percent (wt. %) magnetite and averages approximately 11.0 wt. %.  Samples of Quaternary sand returned magnetic fractions ranging between 1.62 and 13.59 wt. %, averaging about 7.7 wt. % magnetite.  Assays of the magnetic concentrates showed fairly uniform values of approximately: 61.5% iron (Fe), 4.3-6.41% titanium oxide (TiO2), 0.2-0.28% phosphate (P2O5), 2.41-4.34% silica (SiO2), 1.22-1.82% alumina (Al2O3), 0.61-1.14% magnesium (MgO), 0.4-0.55% manganese (MnO) and 0.01% sulphur (S).

Mineralogical and metallurgical testing has been performed on a 65 kg sample that has been submitted to SGS Lakefield Research Limited in Ontario, Canada.  The concentrate produced from these tests and a 100 kg sample of rough concentrate from the Peruvian concessions were sent to Midrex / Kobe Steel Technologies in Charlotte, North Carolina, for FASTMET® / FASTMELT® testing to determine the feasibility of producing hot Direct Reduced Iron (DRI).

Final test results will be available in the next few weeks.  Contingent on these results, the Issuer will proceed to design a sampling program in conjunction with an iron sands sampling specialist to screen this large area in a timely and cost-effective manner.

EurGeol Mark D. Cruise, the Issuer’s Vice President-Exploration, a qualified person as defined by National Instrument 43-101, supervised the preparation of the information contained in this news release.

The work program is supervised by Gary D. Belik, P. Geo. who is responsible for all geological aspects of the work and Lorne Hunter (B.Sc. Mining Engineering) is responsible for all engineering aspects of the work.

The Issuer also announces that its partner Anglo American plc has informed the Issuer that the drilling permits for Baja California Norte are being reviewed by the appropriate Mexican government departments.  An announcement will be issued when drilling begins.

The Issuer further announces that pursuant to its Stock Option Plan, it has granted incentive stock options to certain officers, employees and consultants, of up to an aggregate 400,000 shares in the capital stock of the Company.  The options are exercisable on or before June 9, 2007 at a price of $3.25 per share.  The Stock Option Plan was approved by the members of the Company at the Annual General Meeting held on April 15, 2005.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

Mark D. Cruise, Vice President - Exploration

Business Telephone No.:  (604) 408-7488

Item 9.	Date of Report

April 5, 2005